

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2012

Via E-mail
Patrick H. Gaines
Chief Executive Officer
LML Payment Systems Inc.
1680-1140 West Pender Street
Vancouver, British Columbia V6E 4G1

> **Re:** **LML Payment Systems Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 12, 2012**
> **File No. 000-13959**

Dear Mr. Gaines:

We have limited our review of your proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your proxy statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your proxy statement and the information you provide in response to these comments, we may have additional comments.

General

1. In an appropriate place in your filing, please briefly explain why a final order by the Supreme Court of British Columbia is required to approve the Arrangement and the ramifications of failing to receive a judicial determination as to the fairness of the Arrangement.

Summary Term Sheet, page 1

Vote Required, page 2

2. Here and elsewhere in your proxy statement, where you discuss the percentage of votes required to be cast in order to approve the Arrangement, please quantify the percentage of shares subject to the Lock-Up and Support Agreements, as you do on page 51.

Security Ownership of Certain Beneficial Owners and Management, page 16

3. Please revise footnote 11 to your beneficial ownership table to disclose the natural person(s) who has voting or investment control over the shares owned by Millennium Partners, L.P. Please see Questions 140.02 and 240.04 of our Regulation S-K Compliance and Disclosure Interpretations.

The Proposed Arrangement, page 19

Background to the Arrangement Agreement, page 19

4. We note that you received two pending indications of interest, in addition to the letters of interest from the four potential purchasers you reference on page 19. Please revise to discuss what transpired with respect to the two pending indications of interest.

5. To the extent material, please disclose:

- what, if anything, transpired with Party D after they were given access to the online data room on September 7, 2012; and
- why an agreement with Party D was not pursued.

Reasons for the Arrangement, page 24

6. We note that you refer to the "negotiation of key transaction terms, key economic terms…," among other things that were negotiated by the Special Committee. Please elaborate upon these terms.

Fairness Opinions, page 30

Forecasts, page 30

7. We note your statement on page 31 that you "have not updated and do not intend to update or otherwise revise the Forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions on which the Forecasts were based are shown to be in error." Please revise to state if true that, to the extent these Forecasts no longer reflect management's views of future performance, you will update these Forecasts or provide an explanation as to why these Forecasts are no longer valid. Please see Item 1015(b)(6) of Regulation M-A.

Financial Advisor Fairness Opinion, page 37

8. Please revise your filing to provide additional information, including any quantitative analyses, regarding the methodologies briefly referenced here with a view to providing

disclosure as to how the Financial Advisor determined the Arrangement to be fair. Please see Item 1015(b)(6) of Regulation M-A.

Methodology Applied in Performing Fairness Analysis, page 38

9. Please revise your filing to provide a narrative and quantitative description of the fees paid or to be paid to the Financial Advisor and its affiliates by the company and its affiliates. Please see Item 1015(b)(4) of Regulation M-A.

The Arrangement Agreement, page 41

10. We note your disclosure in the last sentence of the second paragraph in this section stating that shareholders may not rely on the Arrangement Agreement. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements included in the filing not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties or covenants in the Arrangement Agreement, you have or will provide corrective disclosure. Furthermore, please revise to remove any potential implication that the information in your agreement does not constitute public disclosure under the federal securities laws.

Information Concerning Digital River, Inc. and the Purchaser, page 55

11. We note your disclosure in the first paragraph of this section stating "the Corporation assumes no responsibility for the accuracy or completeness of such information or the failure by DRIV to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to the Corporation." We also note a similar statement on page 19. Please revise these statements to state, if true, that you will update your filing with all material information as it pertains to DRIV.

Certain Material U.S. Federal Income Tax Considerations, page 59

12. Please revise your heading in this section and elsewhere, such as in your table of contents and on page 5, to remove the term "certain."   Please thoroughly review your filing for compliance with this comment.

Appendix D

13. We note that the Financial Advisor's opinion refers to an Executive Briefing Book, which was provided by management to the Fairness Advisor. With a view to understanding what information the Financial Advisor considered in rendering its fairness opinion, please describe the content of these materials to the staff.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim at (202) 551-3535, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Bernard Pinsky